September 22, 2020

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

On July 30, 2020, the Registrant, on behalf of its series, Low Beta Tactical 500 Fund (to be renamed “LGM Risk Managed Total Return Fund”) (the “Fund”), filed an amendment to the registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on September 14, 2020, you provided me with comments to the amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Fee Table

Comment 1: Please be sure to include the standard footnote to the fee table regarding fee waiver and recoupment.

Response: The adviser did not renew its expense limitation agreement. As a result, there is no additional disclosure for the fee table. The line item for “Fee Waiver” has been removed from the table.

Principal Investment Strategies

Comment 2: In the first sentence of the disclosure, please elaborate further on the types of ETFs in which the Fund invests. For example, do the ETFs invest in large-cap or multi-cap companies? Do the ETFs have a sector investing strategy or concentration strategy? Similarly, please elaborate on what types of bond ETFs in which the Fund may invest.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Alberto Zapata, Esq.

September 22, 2020

Response: The Registrant has amended its disclosures to state the following:

The Fund seeks to achieve its investment objective by investing in (or allocating to) ~~unaffiliated~~ equity exchange traded funds (“ETFs”) designed to track U.S. indices, and fixed income ETFs designed to track major U.S. indices and/or benchmark bonds including U.S. investment-grade bonds, U.S. Treasuries and mortgage-backed securities of all maturities when, based on technical research and analysis, the Fund’s adviser believes the stock market may rise, and selling the equity ETFs, and investing in (or allocating to) unaffiliated bond ETFs or money market funds when the adviser believes the stock market may decline.

Comment 3: Please consider making the last sentence of the first paragraph under the heading “Principal Investment Strategies” the first sentence of the paragraph.

Response: The Registrant has amended its disclosures accordingly.

Comment 4: In the second paragraph, please explain “volatility” in plain-English.

Response: The Registrant has amended its disclosures to state the following:

By applying its technical research and analysis, the adviser seeks to produce returns over a complete market cycle with lower volatility, or “beta” than the index. Volatility is a measure of how widely returns vary over a period of time.

Principal Investment Risks

Comment 5: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which

Alberto Zapata, Esq.

September 22, 2020

risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 6: Please consider re-naming “Issuer Specific Risk” as “ETF Risk” given that the Fund will only be invested in ETFs.

Response: The Registrant has added deleted Issuer Specific Risk from its principal investment risk disclosures and notes that “Fund of Funds Risk” is already disclosed as a principal investment risk of the Fund.

Comment 7: Please confirm that “Prepayment Risk” is a principal investment risk of the Fund given that the Fund will not be invested directly in fixed income securities, but will instead be invested in fixed income ETFs. If this is a principal investment risk, please clarify that this risk is related to the underlying funds.

Response: The Registrant has removed “Prepayment Risk” from its principal investment strategies.

Additional Information about Principal Investment Strategies and Related Risks

Comment 8: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

Comment 9: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclosures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant has amended its Item 4 disclosures to state the following:

The Fund is a “fund of funds,” which means it invests primarily in other funds. The Fund seeks to achieve its investment objective by investing in (or allocating to) unaffiliated equity exchange traded funds (“ETFs”) when~~, based on technical research and analysis,~~ the Fund’s adviser believes the stock market may rise, and selling the equity ETFs, and investing in (or allocating to) unaffiliated bond ETFs or money market fund when the adviser believes the stock market may decline. The

Alberto Zapata, Esq.

September 22, 2020

adviser’s decision to invest in or allocate to equity ETFs, bond ETFs or money market funds is based on the adviser’s technical research and analysis~~, including monitoring price movements and price trends of equity markets. A market trend is the movement of a financial market in a particular direction over time~~. The adviser may invest all or a portion of the Fund’s assets in equity ETFs, bond ETFs or money market funds at any given time, depending on its assessment of market trends and other factors. ~~The Fund is a “fund of funds,” which means it invests primarily in other funds.~~

Supplemental Comments Related to Changes to Investment Strategy

Comment 10: Please inform the Staff supplementally why the Board of Trustees believes these changes are consistent with its fiduciary duties and in the best interests of the Fund’s shareholders, and confirm that these changes were not subject to shareholder vote. In your response, please address what information the Board considered in reaching its determination and how it weighted the information it considered in making its determination. Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives such as starting a new fund or liquidating the Fund. Please provide data to support your explanation of the Board’s deliberations (i.e., if cost was a consideration, provide data on the expected cost savings from the proposed changes as compared to the alternatives).

Response: The Registrant notes that a special telephonic meeting of the Board was held on August 4, 2020 to discuss the proposed changes to the Fund’s name, investment objective and investment strategy. The adviser represented to the Board of Trustees that it was not significantly altering its investment strategy but rather it was seeking to have a more flexible strategy that is not strictly tied to the components and weightings of the S&P 500. The Board of Trustees was presented with a draft prospectus blacklined to show the change of the Fund’s investment objective and principal investment strategy. With respect to the Fund, the proposed changes are modest and Board of Trustees concluded that providing the adviser with added flexibility to manage the Fund’s investment portfolio and seek total return may in fact benefit the Fund’s shareholders. Unlike the current approach where the adviser is more restricted to tracking the S&P 500, the Board noted that the adviser will now be able to better utilize its technical research and analysis more broadly to both attempt to increase performance and minimize risk in doing so.

The Board of Trustees, in its role as a board and exercising its fiduciary duty, does not dictate to an investment adviser of an investment company how to invest to achieve maximum return for shareholders, but rather relies on the expertise of the investment adviser to manage the investment portfolio. Starting a new fund or liquidating the Fund in light of the relatively modest adjustment to the investment strategy of the Fund were not, in the Board’s view, viable options.

Alberto Zapata, Esq.

September 22, 2020

The Board noted that the investment objective could be changed upon 60 days’ notice to shareholders without a shareholder vote. The Board reviewed the 485(a) filing and discussed the revisions with the adviser and was guided by counsel for the Independent Trustees as well as Trust counsel during their deliberations.

The Board considered the adviser’s expertise and gave deference to the insights of the Fund’s portfolio manager that the revised investment strategy had the potential to attract new investors and assets into the Fund.

Because of the modest change to the investment strategy of the Fund and no other changes, there are no apparent cost savings to be achieved. On the other hand, closing and liquidating the Fund or starting a new fund would potentially result in shareholders incurring expenses with no apparent benefit.

Comment 11: Please explain supplementally why the adviser believes these changes are consistent with its fiduciary duties to the Fund.

Response: The Registrant has confirmed that the adviser proposed these changes to the Fund in an attempt to maximize shareholders’ potential return and with the best interests of shareholders in mind.

Comment 12: Please provide the Staff with a copy of the notice to shareholders and explain when and how it was sent. If notice has not been sent, please explain when and how the Registrant intends to provide such notice.

Response: By supplement dated July 31, 2020, which was mailed to shareholders and posted on the Fund’s website, the Registrant notified shareholders of the pending change to the Fund’s investment objective and name. A copy of the supplement was filed on EDGAR and is available at www.sec.gov.

Comment 13: Please explain supplementally the composition of the Fund’s shareholder base. What percentage of the Fund’s shares are held by retail investors?

Response: The Registrant states that the vast majority of the Fund’s shares are held in the name of an omnibus record owner. As a result, the Registrant is unable to provide a meaningful estimate.

Comment 14: Please explain supplementally how making these changes in a post-effective amendment of an existing fund instead of adding a new fund or series is consistent with the text and policy of Rule 485 of the Securities Act.

Alberto Zapata, Esq.

September 22, 2020

Response: The proposed changes with respect to modestly adjusting the Fund’s investment objective and investment strategy do not equate to a new fund. Rather, as noted above, the changes merely provide the adviser with more flexibility to manage the Fund’s investment portfolio in its attempt to provide the Fund’s shareholders with a higher total return. This type of an amendment is consistent with Rule 485(a) and its 60 days’ effective requirement and the changes in our view do not result in the Registrant adding a new series or the equivalent of a new series.

Comment 15: Please inform the Staff supplementally what percentage of the Fund’s portfolio needs to be repositioned as a result of these changes.

Response: The Registrant is informed by the adviser that no percentage of the Fund’s portfolio needs to be repositioned as a result of the changes to the Fund’s investment strategy because the Fund is currently 100% in money market funds.

Comment 16: Have any shareholders contacted the Registrant, the Fund, the adviser, or any financial intermediary about the planned changes? If so, what was the nature of these communications and describe whether any shareholder expressed displeasure or threatened legal action as a result of these proposed changes.

Response: The Registrant is unaware of any shareholder expressing any displeasure or disfavor regarding the proposed changes to the Fund’s investment objective and principal investment strategies.

Statement of Additional Information

Comment 17: Please complete or update any information that is currently in brackets or is blank.

Response: The Registrant will update its disclosures accordingly.

Comment 18: Please include a hyperlink to the Annual Report and any other items that may be incorporated by reference pursuant to Rule 0-4 of the 1940 Act.

Response: The Registrant will update its disclosures accordingly.

Alberto Zapata, Esq.

September 22, 2020

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench